Via Facsimile and U.S. Mail
Mail Stop 03-09


							May 17, 2005


Robert L. Bratzler
President and Chief Executive Officer
Coley Pharmaceutical Group, Inc.
93 Worcester Street, Suite 101
Wellesley, MA 02481

Re:	Coley Pharmaceutical Group, Inc.
	Registration Statement on Form S-1
	Filed April 20, 2005
      File Number 333-124176

Dear Mr. Bratzler:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10% if you price above $20.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

5. We note that you have requested confidential treatment for several of your exhibits under Rule 406 of the Securities Act; we will furnish comments for your request under separate cover. Please be advised, we will not act on any request for acceleration of effectiveness until we have cleared comments on your request for confidential treatment.

Cover page
6. Please tell us supplementally what percentage of the shares that will be outstanding after the public offering will be held by Pfizer.
We may have further comment.

Prospectus Summary, page 1

7. As you have chosen to include a summary of your strategy, please balance this discussion by including a discussion of the risks and obstacles you must address in implementing this strategy. This discussion should be at least as prominent as the discussion of your strategy. Additionally, include a discussion of your history of losses, accumulated deficit, that you have no commercially viable products or FDA approved products, and that you expect to continue incurring substantial losses for the foreseeable future and may never achieve profitability to further balance the discussion in the summary.
8. Please limit the discussion of your product candidates to the designed indication, stage of clinical trials and identification of any collaborative partners. The current discussion is too detailed for the summary. Results of clinical trials are not appropriate for disclosure in the summary.
9. Please eliminate jargon and technical terms from the forepart of the prospectus and provide a "Plain English" explanation or substitute. For example, these words and phrases appear in your summary and in other parts of the prospectus:

* "randomized"
* "vaccine adjuvant"
* "solid and hematologic malignancies"
* "renal cell carcinoma"
* "cutaneous T-cell lymphoma"
* "basal cell carcinoma"
* "squamous cell carcinoma"
* "adenocarcinoma"
* "subcutaneous injection"
* "toxicities"

If you must include technical terms in the body of your prospectus that are understood only by industry experts you must make every effort to concisely explain these terms where you first use them.

Risk Factors
10. To the extent material, please consider including a separate stand alone risk factor pertaining to operations of your foreign subsidiaries, Coley Ltd. and Coley GmbH. Please consider including in your risk factor a discussion of foreign currency risks, financial reporting results, interest on euro-denominated debt and interest rate risk among others.
11. We note the proceeds from the up front payment from the Pfizer agreement are dependent on receipt of antitrust clearance of your license agreement. In an appropriate location in your document, discuss the antitrust clearance, including the criteria that will be used to determine whether clearance is warranted and who makes such determination. Also, consider including a risk factor discussing the consequences if the clearance is not obtained.
12. On page 25 we note the bullet point indicating that the understanding of the intentions of your collaborative partners are forward looking statements. Please revise to elaborate by including a risk factor describing your understanding of these intentions and the potential consequences if your understanding is not correct.

We have limited sources of revenue and if we are unable to secure additional ..., page 8
13. If you do not receive the proceeds from Pfizer, please indicate how long you could continue to run your operations. Similarly, provide this information in the discussion of "Funding Requirements" on pages 42 - 43.
Our TLR Therapeutic product candidates are at an early stage of product ..., page 11
14. To the extent you are aware of any undesirable side effects or other characteristics of any of your lead products that may delay or preclude regulatory approval or limit their commercial use, please disclose them in a separate risk factor.

We depend on third-party contractors in the conduct of our preclinical studies ..., page 14

15. You indicate that you rely on third parties to conduct your clinical trials. In addition to Pfizer, please identify the third parties that you substantially rely on for conducting your clinical trials and to perform data collection and analysis. Also, to the extent you have any agreements with such parties, please so indicate and describe in your Business section the material terms of the agreements. You should also file the agreements as exhibits to your document.

16. In addition, if you have experienced delays or other difficulties due to a clinical research organization`s ability to perform, please describe the situation and actual or expected consequences. Because we have limited manufacturing experience, we depend on third-party ..., page 14
17. Please identify any sole source suppliers that you or your manufacturers rely on for the production of the compounds you need for preclinical and clinical purposes. To the extent you have any formal agreements with them, please describe the material terms of such agreements under the Manufacturing section on page 77. You should also file the agreements as exhibits to your document. If you believe you are not substantially dependent on these suppliers, provide us with an analysis supporting your determination.
18. If you do not have any long term agreements, please disclose this information and disclose when any short-term supply agreements expire. Additionally, please indicate if these parties currently meet your manufacturing requirements.

If we are unable to retain our management, scientific staff and scientific advisors ..., page 15

19. To the extent known, please disclose the projected time frame of your hiring the additional scientific and technical personnel.

As we evolve from a company primarily involved in drug research
....,
page 15
20. As currently written, this risk factor could apply to any issuer or offering. See Item 503(c) of Regulation S-K. While we understand that the risks you describe in this subsection are risks the company encounters because it is in the drug development business, you should state how this risk relates specifically to your company.

If the combination of patents, trade secrets and contractual provisions ..., page 16

21. Please revise the discussion to identify your product candidates that would be affected if Dynavax`s actions are successful.

If third parties successfully assert that we have infringed their patents ..., page 17
22. The last sentence of this discussion disclosed a separate risk.
Please revise to include it as a separate risk factor. The discussion should identify the personnel you consider to be key and the related work product that would be affected if they were to leave the company.

If we are unable to protect our trade secrets, we may be unable to protect our ..., page 18
23. If your business has been materially and adversely affected by the disclosure of proprietary information, please discuss the situation and its consequences.

If we fail to comply with our obligations in the agreements under which ..., page 18
24. In addition, with respect to patents you obtained from third parties, please disclose who has the obligations to take necessary actions to protect patents under your license agreements. If you do not have the obligation to take action, do you have the right to take necessary actions if the other party does not?

There is a substantial risk of product liability claims in our business. If we are ..., page 20
25. Please indicate if you believe your $10 million product liability insurance coverage is adequate.

If there are substantial sales of our common stock, our stock price could ..., page 22
26. Please revise the third paragraph of your risk factor to include the conversion price of the warrants. If the warrants are exercisable at varying prices, please provide the range or weighted exercise price.

Use of Proceeds, page 26

27. Please disclose the approximate amount and timing of the proceeds you plan to use for the purposes you list in this section. Additionally, please specify how much you anticipate spending for product development, which products you expect to develop using these proceeds and indicate where in the drug development process you expect to be after the expenditure of these proceeds.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, page 32

28. We note your statement that Pfizer will fund nearly all future development as it relates to ProMune. Please disclose what costs
Coley Pharmaceutical Group will be responsible for going forward under the license agreement with Pfizer.

Clinical Development Strategy and Ongoing Clinical Programs, page
33

29. Please revise your statement, "[a]fter antitrust clearance of our license agreement with Pfizer..." As currently worded the statement presupposes authorities will give you antitrust clearance.

Research and Development Cost Allocations, page 34
30. Please expand your disclosure to include additional information.
Refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry
Specific Issues - Accounting and Disclosure by Companies Engaged in
Research and Development Activities. You can find it at the following website address:
http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.
Please
disclose the following information for each of your major research and development projects:

a. We note that you do not track internal R&D costs on a project basis. Please revise this discussion to include the external costs by project to the extent available;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion dates;
d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
e. The period in which material net cash inflows from significant projects are expected to commence.

Liquidity and Capital Resources, page 40

31. We note you have yet to fill in the blank indicating the number of years your current cash and cash equivalents together with the proceeds from this offering will last. Notwithstanding your determination of this figure, please indicate if you expect to raise additional funds in the next 24 months. If you are unable to determine whether you will or not, please disclose the reasons.



Business

General

32. We note your license agreement with the Trustees of Boston
University. Please describe the material provisions of this agreement in the Business section. Your discussion should include:

* All material rights and obligations of the parties to the agreement;
* Duration of the agreement;
* Quantification of all payments made to date and aggregate potential payments;
* Termination provisions, including consequences of early termination; and
* Any other terms that may be considered material.
 	Please include a discussion of these material provisions in your next amendment. We may have further comment.
33. To the extent that you discuss the results of clinical trials, discuss whether the results were statistically significant. Disclose p values, where applicable, and the meaning of the p values. Additionally, the discussion of the results should be qualified by a statement that later stage clinical trials might not support these results.

Overview, page 45

34. Please revise the first sentence in the fifth paragraph to state after you receive antitrust clearance you expect Pfizer will initiate a Phase III clinical trial of ProMune. Also, make similar changes throughout the document where appropriate.

ProMune for Cancer, page 49

35. We note your statement, "[t]he worldwide cancer drug market is expected to increase from $39 billion in 2003 to $50 billion by 2007." You should only include the size of your potential target market in which you will compete. Please confirm the $39 billion and
$50 billion accurately reflects your target market or revise accordingly.
36. On page 56 you state that subcutaneous administration of ProMune is safe. Safety and efficacy are determinations that only the FDA can make. Please revise to delete this statement. We do not object to the statement that it appeared to be relatively well tolerated by most patients.

Pfizer Collaboration, page 66
37. Please revise to disclose when the last of the licensed patents is scheduled to expire.

sanofi-aventis Collaboration, page 67

38. Please disclose the duration of your agreement with sanofi-aventis.

Other Commercial Collaborations, page 68

39. Please disclose the duration of your agreements with GlaxoSmithKline plc and Chiron Corporation.

40. Please disclose the total aggregate amount you may be entitled to receive under the terms of your license agreement with Qiagen (now Merial Limited). Additionally, disclose the duration of this agreement.

Government Contracts and Grants, page 68
41. Please revise to disclose the amounts already received under each of these contracts or grants.

Technology In-Licenses, page 69
42. Please revise to identify your product candidates that are dependent on each of these licenses.
43. Quantify the royalties to UIRF that are past due.
44. If you made up front payments to acquire these licenses, please disclose the payments made to date and any payments you still need to make.

Intellectual Property, page 71
45. Please describe the 42 issued patents, including the subject protected by the patent, expiration and products dependent on the patent. You may discuss related patents together as a group.

Government Regulation, page 73
46. Please revise to include a discussion of the antitrust clearance.

Property and Facilities, page 77
47. Please revise to disclose the amount of your annual lease payments for the four properties listed.

48. Please disclose whether you intend to negotiate a renewal of your lease in Langenfeld, Germany, which expires in March 2006.

Employees, page 78
49. Please disclose the number of part-time employees you have, if any.

Legal Proceedings, page 78

50. Supplementally, please provide us your analysis why you do not believe your current litigation with Dynavax to be material. We note that you intend to use some of the proceeds from the offering for prosecution and maintenance of your patents.

Executive Compensation, page 84

51. We note that all of the executive officers you describe in this section receive stock option awards as part of their compensation. Please describe how these individuals` performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

Related Party Transactions

Other Transactions, page 90

52. Please revise to disclose the amount of the $50 million up-front payment from Pfizer you will be required to pay to the University of
Iowa. Additionally, disclose how much of this amount Dr. Krieg will receive.

Principal Stockholders, page 92
53. Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by the entities listed in the 5% or more stockholders table.

Description of Capital Stock

Warrants, page 97
54. Please state whether the expiration date on the warrants may be extended and, if so, how. Please also clarify whether the warrants are callable and, if so, how and when you could call the warrants.



Underwriting, page 108

55. We note you plan to conduct a directed share offering. Please provide us with any material you intend to use to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. In addition, tell us the procedures you will employ in making the offering and how you
will assure that this offer will meet the requirements of Section
5
of the Securities Act and Rule 134.  We may have further comments.

56. We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

57. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases
No.
33-7233 and NO. 33-7289.  We may have additional comments.

58. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

Quotation on Nasdaq National Market, page 109

59. Please revise the statement that you expect your common stock to be approved for quotation on the Nasdaq National Market to state that you have applied for quotation or intend to apply for quotation as opposed to stating that you expect to be approved.

Notes to the Consolidated Financial Statements

1. Nature of Business, page F-7
60. Please explain to us why you appear to provide going concern language in this portion of the document, but the auditors do not include a going concern opinion.

3. Summary of Significant Accounting Policies

Deferred Royalty Fees, page F-11
61. It appears based on this disclosure that you defer the royalty fees paid related to the sublicenses over the revenue recognition period. Please provide to us the references to the specific paragraphs within the applicable authoritative literature that support this treatment.

7. Long-Term Debt and Capital Lease Obligations, page F-17
62. On the face of the balance sheet, you refer to the loan to the German Bank as "convertible notes payable". However, it is unclear based on the disclosure why this amount reflects convertible debt. Please revise your disclosure to include the conversion features, and explain the pertinent rights and privileges of the convertible debt, or tell us why this is not appropriate.

8. Redeemable Convertible Preferred Stock

Financing History, pages F-18 - F-19
63. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2004 through the date of your response. Please provide the following information separately for each equity issuance:

a.	The date of the transaction;
b.	The number of shares/options issued/granted;
c.	The exercise price or per share amount paid;
d.	Management`s fair market value per share estimate and how the estimate was made;
e.	The identity of the recipient, indicating if the recipient
was a
related party;
g.	Nature and terms of concurrent transactions; and,
h.	The amount of any compensation or interest expense element
including the effect on issuances accounted for under the guidance of
APB 28.

Progressively bridge management`s fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.
64. Consider the need to provide a table that discloses the proceeds received from each offering described here. Also include a discussion of the original conversion ratios of each of these issuances of preferred shares.

Dividends, page F-20
65. It is unclear how you treated the obligation to issue additional shares to pay the in kind dividends related to the Series F shares.
Please explain to us and disclose the accounting treatment applied to this obligation. Also clarify how these dividends affect the liquidation preference disclosed on page F-20.

Conversion Rights, page F-21
66. Please clarify what "weighted average" antidilution adjustment are. Also include a detailed discussion of any accounting implications that such adjustments would involve as well as whether any such adjustments have been made in the past.

Restructuring of Series A Through E Preferred Stock, F-22
67. Please tell us and disclose the nature of the amendments, and if necessary, provide your analysis of any potential accounting impact resulting from these amendments.
Warrants, page F-22
68. Please disclose the fair value of the warrants issued in connection with each issuance discussed in this disclosure.

10. Stock Option Plan
69. Please disclose the price of the repurchase rights related to the ability to immediately exercise these options. Also provide to us supplementally your analysis of the accounting implication related to these repurchase rights.

14. Significant Research and Development and Licensing Agreements, page F-28
70. Please provide the disclosure required by paragraph 14(b) of SFAS
68 related to these agreements.

15. Subsequent Events

Pfizer, page F-32
71. Please disclose the amounts that are owed to the University of Iowa related to this agreement with Pfizer.

Item 15. Recent Sales of Unregistered Securities, page II-2
72. Please indicate if any underwriters were employed in connection with any of the transactions set forth in Item 15.

73. Please revise to identify to whom you issued the 1,722,034 shares of Series F Convertible Preferred Stock on August 19, 2004 and September 24, 2004.
Item 16. Exhibits and Financial Statement Schedules, page II-3
74. Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will need time to review it prior to granting effectiveness of the registration statement.
75. Please revise the footnote about your confidential treatment request to state that portions of the exhibits have been omitted pursuant to a confidential treatment request and that this information has been filed separately with the Commission.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Tabitha Akins at (202) 551-3658 or Jim
Atkinson
at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	William T. Whelan
	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
	One Financial Center
	Boston, MA 02111

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Robert L. Bratzler
Coley Pharmaceutical Group, Inc.
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